FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The circular regarding proposed revision of the director’s fee and notice of extraordinary general meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on January 24, 2007.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Netcom Group Corporation (Hong Kong) Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

PROPOSED REVISION OF DIRECTOR’S FEE

A notice convening an extraordinary general meeting of the Company to be held in The Ballroom, Island Shangri-la, Hong Kong, on 14 February 2007 at 10:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened to be held at 10:00 a.m. at the same place and date shall have been concluded or adjourned), is set out at the end of this circular. Whether or not you are able to attend the extraordinary general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or at any adjourned meeting should you so wish.

24 January 2007

CONTENTS

Page
DEFINITIONS	1
LETTER FROM THE CHAIRMAN	2
NOTICE OF THE EXTRAORDINARY GENERAL MEETING	6

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors
“Company”

China Netcom Group Corporation (Hong Kong) Limited (Replaced Chinese Characters), a company incorporated in Hong Kong whose shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, Inc.

“China Netcom Group”

China Network Communications Group Corporation (Replaced Chinese Characters), a company established under the laws of the People’s Republic of China and the ultimate controlling shareholder of the Company

“Directors”	the directors of the Company
“Extraordinary General Meeting”

the extraordinary general meeting of the Company convened to be held on 14 February 2007 at 10:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened to be held at 10:00 a.m. at the same place and date shall have been concluded or adjourned), notice of which is set out at the end of this circular, or any adjournment thereof

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shareholders”	the shareholders of the Company from time to time

LETTER FROM THE CHAIRMAN

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Executive Directors:
ZHANG Chunjiang (Chairman)
ZUO Xunsheng (Chief Executive Officer)
ZHANG Xiaotie
LI Fushen (Chief Financial Officer)
MIAO Jianhua
Non-Executive Directors:
TIAN Suning
José María ÁLVAREZ-PALLETE
YAN Yixun
Mauricio SARTORIUS
Independent Non-executive Directors:
John Lawson THORNTON
Victor CHA Mou Zing
QIAN Yingyi
HOU Ziqiang
Timpson CHUNG Shui Ming

Registered Office: Room 6701 The Center 99 Queen’s Road Central Hong Kong ☐
24 January 2007

To the Shareholders

Dear Sir or Madam,

PROPOSED REVISION OF DIRECTOR’S FEE INTRODUCTION

The purpose of this circular is to provide you with details relating to the proposed revision of the director’s fee, and to seek your approval of the ordinary resolution included in the notice of the Extraordinary General Meeting, which is set out at the end of this circular.

PROPOSED REVISION OF DIRECTOR’S FEE

At the annual general meeting of the Company held on 20 May 2005, Shareholders have approved that the director’s fee for each Director shall be fixed at the sum of HK$250,000 for each financial year commencing from the 2005 financial year and until the Company in general meeting otherwise determines. The director’s fee will be payable on a time pro-rata basis for any non full year’s service.

Since the Company’s listing, the Company has carefully reviewed and refined its remuneration policy and the Board has resolved to revise the director’s fee as follows:

(a)           all non-executive Directors nominated by China Netcom Group and all executive Directors shall not be entitled to any director’s fee; and

(b)           all other Directors shall be entitled to a director’s fee of HK$200,000 for each financial year. The director’s fee will be payable on a time pro-rata basis for any non full year’s service. Such Directors shall also be entitled to an additional fee of HK$10,000 for each Board meeting which such Directors attend.

The above revision, if approved by Shareholders at the Extraordinary General Meeting, will apply in respect of each financial year commencing from the 2007 financial year and until the Company in general meeting otherwise determines.

The current executive Directors are Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua. The only current non-executive Director nominated by China Netcom Group is Dr. Tian Suning. The remaining Directors are Mr. Yan Yixun, Mr. José María Álvarez-Pallete, Mr. Mauricio Sartorius, Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming.

Each of Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Dr. Tian Suning has agreed to waive his director’s fee for the period that he has served as Director until 31 December 2006. Mr. Li Fushen was appointed as an executive Director with effect from 15 January 2007.

The Board considers that the director’s fee should commensurate with the workload of the Directors and hence having a base fee and an additional fee for each Board meeting attended is a reasonable arrangement. Each of the executive Directors and the non-executive Director nominated by China Netcom Group has voluntarily agreed to waive his entitlement to the director’s fee.

EXTRAORDINARY GENERAL MEETING

A notice of the Extraordinary General Meeting to be held in The Ballroom, Island Shangri-la, Hong Kong, on 14 February 2007 at 10:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened to be held at 10:00 a.m. at the same place and date shall have been concluded or adjourned), is set out at the end of this circular. At the Extraordinary General Meeting, an ordinary resolution will be proposed to approve the proposed revision of the director’s fee.

A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should he so wishes.

PROCEDURES FOR DEMANDING A POLL AT THE EXTRAORDINARY GENERAL MEETING

According to article 70 of the articles of association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)	the chairman of the meeting; or

(b)           at least three Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(c)           any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

(d)           any Shareholder or Shareholders present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner (including the use of ballot or voting papers or tickets) as the chairman of the Extraordinary General Meeting may appoint. On a poll, every Shareholder present at the Extraordinary General Meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

RECOMMENDATION

The Board considers that the proposed revision of the director’s fee is in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the proposed revision of the director’s fee, as detailed in the notice of the Extraordinary General Meeting set out at the end of this circular.

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) will be held on 14 February 2007 at 10:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened to be held at 10:00 a.m. at the same place and date shall have been concluded or adjourned), in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolution as an Ordinary Resolution:

Ordinary Resolution ”THAT the director’s fee for the directors of the Company (the “Directors”) shall be revised as follows:

(a)           all non-executive Directors nominated by China Network Communications Group Corporation and all executive Directors shall not be entitled to any director’s fee; and

(b)           all other Directors shall be entitled to a director’s fee of HK$200,000 for each financial year. The director’s fee will be payable on a time pro-rata basis for any non full year’s service. Such Directors shall also be entitled to an additional fee of HK$10,000 for each meeting of the board of Directors which such Directors attend, and, the above revision shall apply in respect of each financial year commencing from the 2007 financial year and until the Company in general meeting otherwise determines.”

By Order of the Board ☐
China Netcom Group Corporation (Hong Kong) Limited	Li Fushen
Mok Kam Wan ☐
Joint Company Secretaries

Hong Kong, 24 January 2007

Registered office

Room 6701, The Center

99 Queen’s Road Central

Hong Kong

Notes:

1.             A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.            In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wishes.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Form of proxy for the Extraordinary General Meeting

to be held on 14 February 2007 at 10:30 a.m.               (or as soon thereafter as the extraordinary general meeting of the Company               to be held at 10:00 a.m. on the same date shall have been concluded or adjourned)

I / We (Note 1) of being the registered holder(s) of Shares (Note 2) of US$0.04 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING (Note 3) or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held in The Ballroom, Island Shangri-la, Hong Kong on 14 February 2007 at 10:30 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened to be held at 10:00 a.m. at the same place and date shall have been concluded or adjourned), for the purposes of considering and, if thought fit, passing the Resolution as set out in the Notice of the Extraordinary General Meeting and at such Extraordinary General Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as indicated below (Note 4).

RESOLUTION	FOR	AGAINST
To approve the revision of the director’s fee commencing from the 2007 financial year

Dated this day of	2007Signed (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.             Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.             If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.             IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the Notice of the Extraordinary General Meeting.

5.             This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.             In the case of joint holders of any shares, any one of such joint holders may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Extraordinary General Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.             To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be).

8.             The proxy need not be a member of the Company but must attend the Extraordinary General Meeting in person to represent you.

9.             Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: January 24, 2007